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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2005

                           PRANA BIOTECHNOLOGY LIMITED
                              (Name of Registrant)


      LEVEL 1, 100 DORCAS STREET, SOUTH MELBOURNE, VICTORIA 3205 AUSTRALIA
                     (Address of Principal Executive Office)

      INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                           FORM 20-F |X|   FORM 40-F |_|

      INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1):_____

      INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7):_____

      INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                 YES |_| NO |X|

      IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-________

      THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENT FILE NO. 333-116232

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

                             PRANA BIOTECHNOLOGY LTD

6-K Items

1.    Prana Biotechnology Results of Annual General Meeting

Item 1

[GRAPHIC OMITTED][GRAPHIC OMITTED]

                              COMPANY ANNOUNCEMENT


                        RESULTS OF ANNUAL GENERAL MEETING

MELBOURNE, AUSTRALIA - 30TH NOVEMBER 2005: PRANA BIOTECHNOLOGY LIMITED (NASDAQ:
PRAN, ASX: PBT) All resolutions contained in the Notice of Meeting were duly carried on a show of hands. In accordance with Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at the Annual General Meeting held today.

RESOLUTIONS:                                           FOR                  AGAINST               ABSTAIN
                                                 -----------------      -----------------     -----------------
1       Re-Election of Mr. Brian Meltzer to            18,226,609                 26,013                21,000
        Serve as a Director
                                                 -----------------      -----------------     -----------------
        Re-Election of Dr George Mihaly to
2       Serve as a Director                            18,226,609                 26,013                21,000
                                                 -----------------      -----------------     -----------------
        Election of Mr. Peter Marks to
3       Serve as a Director                            18,226,609                 26,013                21,000
                                                 -----------------      -----------------     -----------------

4       Increase of Share Plan Pool                    18,069,389                186,933                17,300
                                                 -----------------      -----------------     -----------------
        Approval of Previous Issue of
5       Securities to a Consultant                     18,119,809                136,513                17,300
                                                 -----------------      -----------------     -----------------
        Approval of Grant of Unquoted
6       Options to Prof. Colin Masters                 18,047,402                211,220                15,000
                                                 -----------------      -----------------     -----------------
        Approval of Grant of Unquoted
7       Options to Mr. Peter Marks                     18,047,389                211,233                15,000
                                                 -----------------      -----------------     -----------------
        Non-Binding Adoption of
8       Remuneration Report                            18,129,902                128,720                15,000
                                                 -----------------      -----------------     -----------------

On behalf of the Board
[GRAPHIC OMITTED][GRAPHIC OMITTED]
Richard Revelins
Company Secretary

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PRANA BIOTECHNOLOGY LIMITED
                                            (Registrant)



                                            By: /s/ Geoffrey Kempler
                                              ----------------------------------
                                              Geoffrey Kempler,
                                              Executive Chairman


Date:  November 30, 2005